Exhibit 99.2

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2014

[Japanese GAAP]

August 12, 2014

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Yaguchi Masami, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344

Scheduled date of filing Quarterly Financial Report:	August 14, 2014
Scheduled date of commencement of dividend payment:	–
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2014 (from April 1, 2014 to June 30, 2014)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Three-month	Net sales		Operating income		Ordinary income		Net income
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2014	1,318	6.0	106	43.9	98	—	82	—
June 30, 2013	1,244	(5.9)	74	(85.1)	5	(98.9)	3	(98.8)

Note:    Comprehensive income

Three-month period ended June 30, 2014..... ¥ 91 million [(–%)]

Three-month period ended June 30, 2013..... ¥ (12) million [(–%)]

Three-month	Net income per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
June 30, 2014	2.39	2.35
June 30, 2013	0.11	0.11

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2014	5,020	3,629	67.9
March 31, 2014	4,888	3,533	67.8

Reference: Equity

As of June 30, 2014..........¥3,406 million

As of March 31, 2014.......¥3,315 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	0.00	—	0.00	0.00
Year ending March 31, 2015	—
Year ending March 31, 2015 (Forecast)		0.00	—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2015 (from April 1, 2014 to March 31, 2015)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2015	6,000	43.8	710	—	610	—	570	—	16.74

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2014 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)	Changes in accounting policies associated with the revision of accounting standards	: None
2)	Changes in accounting policies other than the above	: None
3)	Changes in accounting estimates	: None
4)	Restatements	: None

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares (including treasury stock)

As of June 30, 2014:	34,411,360 shares
As of March 31, 2014:	34,411,360 shares

2)   Number of treasury stock

As of June 30, 2014:	630 shares
As of March 31, 2014:	630 shares

3)   Average number of issued and outstanding shares during the three-month period

Year ended June 30, 2014:	34,410,730 shares
Year ended June 30, 2013:	32,995,850 shares

UBIC, Inc. (the “Company”) effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating the number of issued and outstanding shares (common stock), the stock split is assumed to have occurred at the beginning of the previous year.

*       Status of quarterly review procedures

•       This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to the Company and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

•       The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating basic and diluted net income per share, the stock split is assumed to have occurred at the beginning of the previous year.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2014		2

	(1)	Qualitative information regarding the consolidated operating results	2

	(2)	Qualitative information regarding the consolidated financial position	2

	(3)	Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)		3

	(1)	Changes in important subsidiaries during the three-month period ended June 30, 2014	3

	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	3

	(3)	Changes in accounting policies, changes in accounting estimates and restatements	3

3.	Quarterly Consolidated Financial Statements		4

	(1)	Quarterly consolidated balance sheets	4

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	6

	(3)	Going-concern assumptions	8

	(4)	Segment information	8

	(5)	Significant changes in shareholders’ equity	8

	(6)	Significant subsequent events	8

1.            Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2014

(1)     Qualitative information regarding the consolidated operating results

During the first quarter of the current fiscal year (April 1 to June 30, 2014), the economies in the United States and Asian were back on an expansionary trend, although weakness was seen in certain areas on a global basis. The Japanese economy experienced a moderate upturn overall, despite a subsequent drop in consumer spending at the beginning of the three-month period ended June 30, 2014, following last-minute demand prior to the consumption tax hike in April 2014. The moderate recovery was mainly attributable to the continuing Bank of Japan’s monetary easing policy, the stable Japanese yen and an increase in capital expenditures as business performances improved.

The UBIC Group (the “Group”) launched new services on a global scale, namely, “Lit i View EMAIL AUDITOR,” “Lit i View BIG DATA CASE MANAGER,” “Lit i View EXAMINER” and “Lit i View ANALYZER.”

In addition, the Group continued to increase the market share in third-party investigations in Japan by introducing its unique forensic tool, the highly recognized tool utilizing cutting-edge technologies, such as an artificial intelligence.

Further, the Group marked its first year anniversary of listing on the National Association of Securities Dealers Automated Quotations (NASDAQ), and improved its presence in the U.S. market, the main market for the Group’s eDiscovery (evidence discovery) support services.

The Group is committed to execute plans and strategies for the current fiscal year by promoting measures to enhance brand awareness in the United States and increasing its market share in Japan, Korea and Taiwan.

The Group’s sales by business segment for the three-month period ended June 30, 2014, are as follows.

Net sales from the eDiscovery business were 1,205,996 thousand yen, a 6.4% increase from the same period of the previous year. The increase was mainly due to growing number of active cartel investigations and expansion of the hosting business as BIG DATA CASE MANAGER, which allows the Group to provide service regardless of whether or not litigations are in progress, was introduced.

In the legal and compliance professional services business, net sales of 101,237 thousand yen increased significantly from the previous quarter ended March 31, 2014, due to recognitions received for the effectiveness of the artificial intelligence utilizing cutting-edge technologies. However, the net sales dropped slightly by 0.6% when compared to the same period of the previous year, in which the Group benefited from large-scale investigative engagements.

Net sales of other businesses were 11,397 thousand yen, a 36.8% increase from the same period of the previous year.

As a result, net sales for the three-month period ended June 30, 2014, were 1,318,631 thousand yen, a 6.0% increase from the same period of the previous year.

Operating profit was 106,471 thousand yen, increasing 32,466 thousand yen from the same period of the previous year, due to a sales increase and an improvement in cost efficiency on a Group-wide basis, despite continuous expenditure on enhancing the functionality of the “Lit i View,” the internally developed e-Discovery support software. Although the strong yen put pressure on the Group’s income, nil initial public offering (IPO) expenses resulted in higher ordinary income and net income: ordinary income was 98,898 thousand yen, increasing 93,639 thousand yen from the same period of the previous year; and net income was 82,348 thousand yen, increasing 78,839 thousand yen from the same period of the previous fiscal year.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 131,470 thousand yen to 5,020,151 thousand yen compared with the end of the previous year.

Current assets increased by 95,697 thousand yen to 2,855,317 thousand yen compared with the end of the previous year. This was mainly due to an increase of 343,960 thousand yen in notes and accounts receivable - trade and a decrease of 248,867 thousand yen in cash and deposits.

Noncurrent assets increased by 35,773 thousand yen to 2,164,833 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 31,773 thousand yen in tools, furniture and fixtures.

(Liabilities)

Total liabilities increased by 35,046 thousand yen to 1,390,556 thousand yen compared with the end of the previous year.

Current liabilities increased by 88,064 thousand yen to 876,033 thousand yen compared with the end of the previous year. This was mainly due to an increase of 84,000 thousand yen in short-term loans payable, an increase of 39,631 thousand yen in accrued expenses and a decrease of 41,431 thousand yen in provision for bonuses.

Noncurrent liabilities decreased by 53,018 thousand yen to 514,522 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 68,649 thousand yen in long-term loans payable.

(Net Assets)

Total net assets increased by 96,424 thousand yen to 3,629,594 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 82,348 thousand yen in retained earnings.

(3)     Qualitative information regarding the forecast for the consolidated financial results

No changes are made to the consolidated operating forecasts for the year ending March 31, 2015, announced on May 14, 2014.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2014

During the three-month period ended June 30, 2014, there are no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

Not applicable.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

	(Thousands of yen)
	As of March 31, 2014	As of June 30, 2014
Assets
Current assets
Cash and deposits	1,486,474	1,237,606
Notes and accounts receivable - trade	872,751	1,216,712
Merchandise	291	291
Supplies	6,777	7,903
Deferred tax assets	148,945	148,645
Other	244,380	244,158
Total current assets	2,759,620	2,855,317
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	111,672	125,303
Tools, furniture and fixtures, net	550,374	582,148
Leased assets, net	9,279	8,554
Total property, plant and equipment, net	671,326	716,006
Intangible assets
Software	868,675	857,321
Other	73,516	64,522
Total intangible assets	942,191	921,844
Investments and other assets
Investment securities	372,910	389,063
Guarantee deposits	126,047	127,121
Other	16,584	10,798
Total investments and other assets	515,541	526,983
Total noncurrent assets	2,129,059	2,164,833
Total assets	4,888,680	5,020,151

	(Thousands of yen)
	As of March 31, 2014	As of June 30, 2014
Liabilities
Current liabilities
Accounts payable - trade	61,720	57,638
Short-term loans payable	—	84,000
Current portion of long-term loans payable	274,599	274,599
Accounts payable - other	262,859	257,332
Income taxes payable	8,970	8,667
Provision for bonuses	91,704	50,273
Other	88,114	143,522
Total current liabilities	787,969	876,033
Noncurrent liabilities
Long-term loans payable	438,000	369,350
Deferred tax liabilities	65,712	69,693
Liabilities for retirement benefits	19,286	27,499
Asset retirement obligations	29,641	35,417
Other	14,901	12,561
Total noncurrent liabilities	567,541	514,522
Total liabilities	1,355,510	1,390,556
Net assets
Shareholders’ equity
Capital stock	1,095,358	1,095,358
Capital surplus	882,818	882,818
Retained earnings	1,160,500	1,242,848
Treasury stock	(26)	(26)
Total shareholders’ equity	3,138,651	3,220,999
Accumulated other comprehensive income
Valuation difference on available-for-sale Securities	143,529	153,960
Foreign currency translation adjustment	33,007	31,725
Total accumulated other comprehensive income	176,536	185,686
Subscription rights to shares	196,675	201,374
Minority interests	21,306	21,535
Total net assets	3,533,169	3,629,594
Total liabilities and net assets	4,888,680	5,020,151

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the three-month period ended June 30, 2014

	(Thousands of yen)
	For the three-month period ended June 30, 2013	For the three-month period ended June 30, 2014
Net sales	1,244,141	1,318,631
Cost of sales	601,822	639,207
Gross profit	642,318	679,423
Selling, general, and administrative expenses	568,312	572,952
Operating income	74,005	106,471
Nonoperating income
Interest income	35	77
Dividend income	6,750	9,000
Foreign exchange gains	53,007	—
Other	1,487	697
Total nonoperating income	61,279	9,774
Nonoperating expenses
Interest expenses	3,530	1,748
Foreign exchange losses	—	13,004
IPO expenses	120,394	—
Syndicated loan fees	5,916	2,592
Other	184	1
Total nonoperating expenses	130,025	17,347
Ordinary income	5,259	98,898
Income before income taxes and minority interests	5,259	98,898
Income taxes	805	16,322
Income before minority interests	4,453	82,576
Minority interests in income	944	228
Net income	3,508	82,348

Consolidated statements of comprehensive income for the three-month period ended June 30, 2014

	(Thousands of yen)
	For the three-month period ended June 30, 2013	For the three-month period ended June 30, 2014
Income before minority interests	4,453	82,576
Other comprehensive income
Valuation difference on available-for-sale Securities	(23,459)	10,431
Foreign currency translation adjustment	6,721	(1,281)
Total other comprehensive (loss) income	(16,737)	9,150
Comprehensive (loss) income	(12,283)	91,726
Comprehensive income attributable to:
Comprehensive (loss) income attributable to owners of the parent	(13,228)	91,498
Comprehensive income attributable to minority interests	944	228

(3)     Going-concern assumptions

Not applicable.

(4)     Segment information

I. Three-month period of the previous year (from April 1, 2013 to June 30, 2013)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment					statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	621,103	546,219	76,818	1,244,141	—	1,244,141
Intersegment sales and transfers	175,831	29,007	5,762	210,601	(210,601)	—
Total	796,935	575,226	82,580	1,454,742	(210,601)	1,244,141
Segment profits (losses)	(18,148)	107,451	(15,297)	74,005	—	74,005

Notes: (1). The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2). Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

II. Three-month period of the current year (from April 1, 2014 to June 30, 2014)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment					statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales	833,506	429,985	55,140	1,318,631	—	1,318,631
External sales	150,795	21,517	21,623	193,936	(193,936)	—
Intersegment sales and transfers
Total	984,301	451,502	76,763	1,512,567	(193,936)	1,318,631
Segment profits (losses)	114,845	23,462	(31,836)	106,471	—	106,471

Notes: (1). The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

 (2). Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

3)  Change in reportable segments

Not applicable.

(5)     Significant changes in shareholders’ equity

Not applicable.

(6)     Significant subsequent events

Not applicable.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.